Exhibit 99.9

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	06	10	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9	1,344	915
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£8.81	£2.51	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	06	10	2005

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	661
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Austin Nevin	Ordinary	408

Address
Newtown Donore Naas Co. Kildare, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Gary Robinson	Ordinary	58

Address
108 Third Avenue Sundon Park Luton Bedfordshire
UK postcode LU3 3ES

Name	Class of shares allotted	Number allotted
Tony Whileman	Ordinary	612

Address
10 South Lodge Court Old Road Chesterfield Derbyshire
UK postcode S40 3QG

Name	Class of shares allotted	Number allotted
Christine Smith	Ordinary	507

Address
Welford Pastures House Barton Road Welford On Avon Warwickshire
UK postcode CV37 8HD

Please enter the number of continuation sheets (if any) attached to this form	1

Signed		Date

secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Simon Davenport Jones	Ordinary	1,344

Address
6 Florentines Court Allhallowgate Ripon North Yorkshire
UK postcode HG4 1WB

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 06/10/2005
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform